news release

ArcelorMittal Announces Final Tender Results of its Offer
to Purchase Any and All of ArcelorMittal USA’s USD 6.500% Notes due 2014

Luxembourg, July 16, 2013 — ArcelorMittal (the “Company” or “ArcelorMittal”) and ArcelorMittal USA LLC (“AM USA” and together with ArcelorMittal, the “Offerors”) today announced the expiration and final results of the tender offer (the “Offer”) to purchase for cash any and all of AM USA’s 6.500% Notes due 2014 (the “Notes”), which was previously announced on June 17, 2013.  The tender offer expired on July 15, 2013 at 11:59 p.m., New York City time (the “Expiration Time”).

The Offer was made pursuant to an offer to purchase dated June 17, 2013 (the “Offer to Purchase”), which sets forth a more comprehensive description of the terms of the Offer.  Capitalized terms used but not otherwise defined in this press release shall have the meanings given to them in the Offer to Purchase.

On July 1, 2013, the Offerors made a payment in cash for all Notes tendered prior to 11:59 p.m., New York City time, on June 28, 2013 (the “Early Tender Time”). As of the Early Tender Time, the Offerors had received tenders in respect of $310,683,000 aggregate principal amount of Notes, representing approximately 62.14% of the outstanding Notes, all of which were accepted for purchase. The holders of such Notes received Total Consideration of $1,038.75 per $1,000 of principal amount tendered. The Total Consideration included an Early Participation Amount of $50.00 per $1,000 principal amount of Notes tendered. The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the Early Settlement Date, was $326,985,227 (excluding related fees).

Between the Early Tender Time and the Expiration Time, the Offerors received tenders in respect of $0.819 million aggregate principal amount of Notes, all of which have been accepted for purchase by the Offerors. The holders of such Notes were entitled to receive consideration of $988.75 per $1,000 of principal amount tendered. The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the Final Settlement Date, was approximately $0.823 million. Such payment is expected to be made on July 16, 2013.

A total of approximately $188.498 million in aggregate principal of the Notes remains outstanding. Pursuant to the terms of the Offer, Notes not tendered in the Offer remain outstanding, and the terms and conditions governing the Notes will remain unchanged. All Notes purchased pursuant to the Offer will be immediately cancelled and will not be re-issued.

ArcelorMittal and AM USA made the Offer in order to retire all or a portion of the Notes prior to their maturity. The Company’s offer for the Notes reflects its robust liquidity position and forms part of its proactive approach to managing its debt maturity profile, reducing gross debt and optimizing interest costs.

J.P. Morgan Securities LLC served as the dealer manager for the Offer.  D.F. King & Co., Inc. was retained to serve as the information agent and tender agent.

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offer. The Offerors made the Offer only by, and pursuant to the terms of, the Offer to Purchase.  The Offer was not made to (nor were tenders of Notes accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom.  The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offerors or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (2) persons who fall within Article 49 of the Order (“high net worth companies, unincorporated associations etc.”); or (3) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offerors.  Any investment or investment activity to which the Offer to Purchase relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

France.  The Offer is not being made, directly or indirectly, to the public in the Republic of France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy.  Neither of the Offer to Purchase nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer to Purchase is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Canada.  The materials relating to the Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.